OMB APPROVAL
                                                           OMB Number: 3235-0145

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                              Sungro Minerals, Inc.
                           -------------------------
                                (Name of Issuer)

                                  Common Stock
                           --------------------------
                         (Title of Class of Securities)

                                   86737G 20 2
                                   ----------
                                 (CUSIP Number)

  Brad Hare, Mammoth Corporation, 1 First Bank Plaza, Suite 205, Lake Zurich,
  ---------------------------------------------------------------------------
                            IL, 60047 (847-540-5044)
                            ------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

September 21, 2011
------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ X ].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Mammoth West Corporation d/b/a Mammoth Corporation
--------------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2    (a) [ ]     (b) [ ]
--------------------------------------------------------------------------------

3   SEC USE ONLY
--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*
    WC OO
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Nevada
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

              7       SOLE VOTING POWER
  NUMBER OF              8,387,015
   SHARES     ------------------------------------------------------------------
BENEFICIALLY
  OWNED BY    8       SHARED VOTING POWER
    EACH      ------------------------------------------------------------------
  REPORTING
   PERSON     9       SOLE DISPOSITIVE POWER
    WITH                 8,387,015
--------------------------------------------------------------------------------
              10      SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,387,015
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.56%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 Item 1.   Security and Issuer

     This statement relates to the Common Stock of Sungro Minerals, Inc. (the "Issuer"). The Issuer's executive office is located at 111 Airport Rd., Unit 5, Warwick, RI 02889.

Item 2.   Identity and Background

      (a)   MAMMOTH  WEST CORPORATION  d/b/a Mammoth Corporation

      (b)   1 Bank ePlaza, Suite
            205, Lake Zurich, IL 60047

      (c) The principal business of Mammoth Corporation is private investments in transactions involving the stock of publicly traded companies. Mammoth Corporation conducts its business at the address shown in
            (b) above.

      (d)   Not applicable.

      (e)   Not applicable.

      (f)   Nevada

Item 3.    Source and Amount of Funds or Other Consideration

The shares were acquired through the conversion of a promissory note originally issued by Sungro Minerals. The funds paid ($100,000) in connection with acquisition of the Note were from Mammoth Corporation's working capital ($50,000) and from International Capital Group ($50,000). No funds were paid in connection with the conversions of the Note.

Item 4.    Purpose of Transactions

On June 14, 2011, Mammoth Corporation acquired a Promissory Note (in the principal amount of $100,000) from Robert Hainey. On August 19, 2011 Mammoth Corporation converted part of the note into 6,250,000 shares of the issuer's common stock. On September 21, 2011 Mammoth Corporation converted a part of the note into 7,550,000 shares of the issuer's common stock. Following this last conversion, the Note had a principal balance of $65,928.

     (a)- (j)  Not applicable.

Item 5. Interest in Securities of the Issuer. (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of section 13(d)(3) of the Act;

      As of September 21, 2011 Mammoth Corporation beneficially owned 8,387,015 shares of the issuer's common stock. The shares beneficially owned by Mammoth Corporation represented 5.56% of the issuer's outstanding shares as of September 21, 2011.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

      As of September 21, 2011 Mammoth Corporation beneficially owned 8,387,015 shares of the issuer's common stock. The shares beneficially owned by Mammoth Corporation represented 5.56% of the issuer's outstanding shares as of September 21, 2011.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-101), whichever is less, by the persons named in response to paragraph (a).

      The following table lists the transactions in the issuer's common stock by Mammoth Corporation since August 19, 2011:

      Shares Acquired

                        Number of
       Date             Shares (1)         Price per share (1)
       ----             ----------         -------------------

      8/19/2011        6,250,000               0.0035
      9/21/2011        7,550,000               0.00294

     (1) As explained in Item 4 of this schedule, these shares were acquired upon the conversion of a Note. The amounts in the "price per share" column represent prices at which the Note was converted.

      Shares Sold:
      ------------

                        Number of
       Date              Shares            Price per share
       ----             ----------         ---------------

      9/2/2011           770,742               0.00660
      9/6/2011           343,857               0.00670
      9/7/2011            65,000               0.00710
      9/8/2011           885,000               0.00600
      9/13/2011          202,100               0.00500
      9/14/2011          765,103               0.00540
      9/14/2011          259,900               0.00610
      9/15/2011          100,000               0.00490
      9/16/2011          405,333               0.00590
      9/16/2011          881,600               0.00540
      9/19/2011          540,000               0.00440
      9/20/2011          194,350               0.00420
      9/21/2011          323,063               0.00430
      9/22/2011          513,952               0.00330
      10/4/2011          765,000               0.00370
      10/5/2011           20,000               0.00390
      10/5/2011          500,000               0.00360
      10/6/2011          301,000               0.00390
      10/6/2011          825,000               0.00420

      10/7/2011          399,800               0.00410
      10/10/2011         932,000               0.00380
      10/11/2011          56,000               0.00370
      10/12/2011         705,000               0.00420
      10/13/2011         200,000               0.00410
      10/13/2011         115,000               0.00410
      10/14/2011         400,000               0.00400


Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction;
(3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

      N/A

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

      9/22/2011

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

      As explained in Item 3 of this report, International Capital Group supplied half of the funds used to acquire the Note issued by Sungro Minerals, Inc. Mammoth Corp. is entitled to sell or vote any shares received upon the conversion of the Note at its discretion. However, International Capital Corp. is entitled to 50% of the proceeds received from the sale of the shares. Since Mammoth Corp. has the power to vote and dispose of any shares received upon the conversion of the Note, Mammoth Corp. is considered to be the beneficial owner of these shares

Item 7. Material to be Filed as Exhibits. The following shall be filed as exhibits: Copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(k) and copies of all written agreements, contracts, arrangements, understanding, plans or proposals relating to: (1) The borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure, or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in
Item 6.

      Exhibit A - Purchase Agreement
      Exhibit B - Restated Convertible Promissory Note
      Exhibit C - Balloon Payment Promissory Note

      Mammoth Corporation does not have any written agreement with International Capital Group (see Item 3 of this schedule).


Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2011

Signature: /s/ Brad Hare, President
           ------------------------

Name/Title: Brad Hare, President
            --------------------

                               PURCHASE AGREEMENT

This Purchase Agreement (the "Agreement"), dated June 14, 2011, is by and between Mammoth Corporation (the "Buyer"), and Robert Hainey (the "Seller"), as follows:

     1. As of today's date, for good and valuable consideration, Buyer agrees to purchase and seller agrees to sell, assign and transfer, subject to all terms and conditions contained herein, the Promissory Notes originally issued to the following entities on the following dates (collectively the "Notes") with the Obligor being, Sungro Minerals, Inc. (OTCBB: SUGO) with the following purchase:

    A Portion of the Following Described Note:
   -------------------------------------------

                                                        Original Principal
   Original Issuance Date     Holder                          Amount
   ----------------------     ------                     ----------------

         11-18-2010        Robert Hainey                    $169,030.04

   Balance Purchased and Purchase Price:
   -------------------------------------

                                                            Purchase
   Balance of Note Purchased                                  Price
   -------------------------                                --------

          $100,000                                          $100,000

     2. Seller represents and warrants that the above described Note is owned by Seller, that Seller has the full authority and ability to transfer the Note to Buyer and that any shares issued as a result of a conversion of the Note are registered or exempt from registration and freely tradable as to Mammoth Corporation's resale of the shares. Seller also represents and Warrants that it is not an affiliate, as defined in Rule 144 of the Securities and Exchange Commission, of SUGO and that none of the funds provided pursuant to this agreement will be provided, directly or indirectly, to SUGO or an affiliate of SUGO. Seller also understands that payment of the purchase price is not due until SUGO provides free trading shares that clear electronic deposit into Buyer's brokerage account. The Issuer will provide an acceptable legal opinion from SUGO's securities counsel confirming the representations contained in this agreement. Seller also represents and warrants that there are no stops, liens, encumbrances, or Court orders that would in any way interfere with the transactions contemplated by this agreement. Seller on behalf of itself and on behalf of any person or entity to whom or which it transfers any convertible security, agrees to refrain from converting any notes or other security into shares of SUGO common stock while Buyer holds any portion of any note issued by SUGO acquired by Buyer from Seller.

     3. A finder's fee of 5% from the purchase price will be deducted from the amount paid by Mammoth Corporation to Seller at the time of the funding and will be sent to Marketing Digest, Inc. ("the Finder"). Seller agrees to the payment of the finder's fee described above and hereby authorizes Mammoth Corporation to disburse the finder's fee on behalf of Seller to the Finder.

     4. The purchase price will be payable upon receipt of a revised Note containing terms acceptable to Mammoth Corporation issued in the name of Mammoth Corporation, after receiving a legal opinion from SUGO's securities counsel acceptable to Mammoth Corporation covering the note and the shares to be issued pursuant to a conversion notice, and after Mammoth Corporation receives free trading shares of SUGO that clear deposit into Mammoth Corporation's brokerage account (defined as being free from any restriction of any kind including by DTC, the issuer, the transfer agent and Buyer's brokerage and clearing firms.

     5. Upon execution of this agreement Buyer will become the owner of the Note transferred pursuant to this agreement and will enjoy all rights attendant to the ownership of the Note, including but not limited to, the right to transfer, encumber, hypothecate, assign or otherwise dispose of the Note and the right to convert the Note into shares of commons stock of SUGO and the right to transfer, encumber, hypothecate, assign or otherwise dispose of the shares issued.

     6. In the event that additional documents are required for the transfer of the Note or conversion of shares pursuant to the Note, Seller agrees to fully cooperate with the transfer of the Note or conversion thereof and sign any and all documents necessary or expedient, including, but not, limited to an additional acceptable legal opinion, stock power, or any other document deemed by Buyer to be necessary or expedient.

     7. The invalidity of unenforceability of any of the rights or remedies herein shall not in any was affect any of the other rights or remedies herein provided.

     8. The parties intend this agreement to outline transaction planned to take place as described in paragraph one and to accommodate the intended transaction. If for any reason any transaction does not occur or the funds are not sent by Mammoth Corporation or the shares are not freely and electronically transferable by Mammoth Corporation, the agreement is null and void, except any completed transaction will stand and if (in the unlikely event) only one side of any transaction has occurred, both parties agree that neither party shall be unjustly enriched and any party receiving consideration without sending the agreed consideration will promptly return the one sided consideration.

     9. This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.

     10. This Agreement is being delivered and is intended to be performed in Lake County, Illinois and jurisdiction and venue for any action arising hereunder shall be solely in the Lake County Circuit Court and Seller, the Issuer and Frederick Pucillo, Jr. expressl consents to the jurisdiction of that Court for resolution of any disputes that may arise. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Illinois, and to the extent applicable, the law of the United States. In the event that Buyer resorts to litigation relating to the rights afforded herein, Seller shall be responsible for the costs incurred by Buyer associated with any such litigation, including reasonable attorney fees, provided Buyer is the prevailing party in any such action regardless of whether the action is brought by Buyer or Seller. The parties agree that a document signed and sent electronically including via email and facsimile is an original and binding document.

                            [signature page follows]

  Seller:   _________/s_______________    Buyer:  Mammoth Corporation


      By: ____________________________ By: ___________/s/_________________
                                           Brad Hare, Pres.

      ------------------------
      Print Name and Title

      ------------------------

      ------------------------
      Address



  Fax:  ___________________________

                       ACKNOWLEDGEMENT & LIMITED LIABILITY

  Sungro Minerals, Inc. and the undersigned, acknowledge that they are not parties to this Purchase Agreement and that no funds are being paid to SUGO or an affiliate of SUGO pursuant to this agreement, however, SUGO, in a separate agreement, is agreeing to modifications of the Convertible Subordinated Note being purchased, by Buyer, with Buyer relying on the modifications as an inducement to enter into this Purchase Agreement. Further Frederick Pucillo, Jr. will be personally liable to Mammoth Corporation only in the event that SUGO does not issue shares pursuant to a Conversion Notice issued pursuant to the revised Note described herein.



  Sungro Minerals, Inc. and Frederick Pucillo, Jr.



  By: ______________/s/______________
      Frederick Pucillo, Jr.  Individually and
      as CEO of Sungro Minerals, Inc.

                                                 SUGO MAMMOTH NOTE NUMBER 0002

THIS 10% CONVERTIBLE NOTE IS ISSUED IN EXCHANGE FOR A PORTION OF THE CONVERTIBLE PROMISSORY NOTE ORIGINALLY ISSUED ON NOVEMBER 18, 2010 BY THE COMPANY TO ROBERT HAINEY AND EXCHANGED FOR THIS NOTE WITHOUT ANY ADDITIONAL CONSIDERATION. FOR PURPOSES OF RULE 144, THIS NOTE SHALL BE DEEMED TO HAVE BEEN ISSUED ON NOVEMBER 18, 2010.

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

          RESTATED CONVERTIBLE PROMISSORY NOTE DUE SEPTEMBER 21, 2011
          -----------------------------------------------------------

                                       OF
                                       --

                             SUNGRO MINERALS, INC.
                             ---------------------


Issuance Date:  May 24, 2011
Issuance Date of Original Note for Which this Note Was Exchanged: November 18, 2010
Original Principal Amount: $169,030.04
Balance Acquired by Holder pursuant to This Note: $100,000
This Restated Note Principal Amount:  $110,000 (Interest wrapped into Restated
Note)

     THIS NOTE ("Note") is one of a duly authorized issue of Notes of SUNGRO MINERALS, INC., a corporation duly organized and existing under the laws of the State of Nevada (the "Company"), designated as a Balloon Payment Promissory Note originally issued on November 18, 2010 (the "Original Note") to Robert Hainey (the "Former Note Holder"). The Original Note has been transferred to Mammoth Corporation on the same date as this Note pursuant to a Purchase Agreement.

     FOR VALUE  RECEIVED,  the  Company  hereby  promises to pay to the order of
Mammoth Corporation or its registered assigns or successors-in-interest ("Holder") the principal sum of One-hundred ten thousand Dollars (U.S. $110,000) together with all accrued but unpaid interest thereon, if any, on the Maturity Date, to the extent such principal amount and interest has not been repaid or converted into the Company's Common Stock, $0.001 par value per share (the "Common Stock"), in accordance with the terms hereof. Interest on the unpaid principal balance hereof shall accrue at the rate of 10% per annum from the date of original issuance hereof (the "Issuance Date") until the same becomes due and payable on the Maturity Date, or such earlier date upon acceleration or by conversion or redemption in accordance with the terms hereof or of the other Agreements. Interest on this Note shall accrue daily commencing on the Issuance Date and shall be computed on the basis of a 365-day year and actual days elapsed and shall be payable in accordance with Section 1 hereof. Notwithstanding anything contained herein, this Note shall bear interest on the due and unpaid Principal Amount from and after the occurrence and during the continuance of an Event of Default pursuant to Section 4(a) at the rate (the "Default Rate") equal to the lower of eighteen (18%) per annum or the highest rate permitted by law. Unless otherwise agreed or required by applicable law, payments will be applied first to any unpaid collection costs, then to unpaid interest and fees and any remaining amount to principal.

     All payments of principal and interest on this Note shall be made in lawful money of the United States of America by wire transfer of immediately available funds to such account as the Holder may from time to time designate by written notice in accordance with the provisions of this Note or by Company check. This Note may not be prepaid in whole or in part except as otherwise provided herein. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day (as defined below), the same shall instead be due on the next succeeding day which is a Business Day.

     For purposes hereof the following terms shall have the meanings ascribed to them below:

     "Bankruptcy Event" means any of the following events: (a) the Company or any subsidiary commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any subsidiary thereof; (b) there is commenced against the Company or any subsidiary any such case or proceeding that is not dismissed within 60 days after commencement; (c) the Company or any subsidiary is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered; (d) the Company or any subsidiary suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 days; (e) the Company or any subsidiary makes a general assignment for the benefit of creditors; (f) the Company or any subsidiary fails to pay, or states that it is unable to pay or is unable to pay, its debts generally as they become due; (g) the Company or any subsidiary calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (h) the Company or any subsidiary, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

     "Business Day" shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the City of New York are authorized or required by law or executive order to remain closed.

     "Change in Control Transaction" will be deemed to exist if (i) there occurs any consolidation, merger or other business combination of the Company with or into any other corporation or other entity or person (whether or not the Company is the surviving corporation), or any other corporate reorganization or transaction or series of related transactions in which in any of such events the voting stockholders of the Company prior to such event cease to own 50% or more of the voting power, or corresponding voting equity interests, of the surviving corporation after such event (including without limitation any "going private" transaction under Rule 13e-3 promulgated pursuant to the Exchange Act or tender offer by the Company under Rule 13e-4 promulgated pursuant to the Exchange Act for 20% or more of the Company's Common Stock), (ii) any person (as defined in

Section 13(d) of the Exchange Act), together with its affiliates and associates (as such terms are defined in Rule 405 under the Act), beneficially owns or is deemed to beneficially own (as described in Rule 13d-3 under the Exchange Act without regard to the 60-day exercise period) in excess of 35% of the Company's voting power, (iii) there is a replacement of more than one-half of the members of the Company's Board of Directors which is not approved by those individuals who are members of the Company's Board of Directors on the date thereof, (iv) in one or a series of related transactions, there is a sale or transfer of all or substantially all of the assets of the Company, determined on a consolidated basis, or (v) the Company enters into any agreement providing for an event set forth in (i), (ii), (iii) or (iv) above.

     "Conversion Ratio" means, at any time, a fraction, of which the numerator is the entire outstanding Principal Amount of this Note (or such portion thereof that is being redeemed or repurchased), and of which the denominator is the Conversion Price as of the date such ratio is being determined.

     "Conversion Price" shall equal 70% of the lowest closing bid price for the ten trading days preceding the date of the conversion note (which amount will be stated in the conversion notice) subject to an adjustment to the lowest closing bid price for the time period between the date the conversion notice is sent and the day before the DWAC is sent in the event that the closing bid price during that time period is lower than the price stated in the conversion notice (the "Conversion Pricing Period").

     "Convertible Securities" means any convertible securities, to exchange for shares of Common Stock.

     "Equity Conditions" shall mean (i) the resale of all Underlying Shares is covered by an effective registration statement which is not subject to any suspension or stop order (with a current and deliverable prospectus that is not subject at the time to any blackout or similar circumstance) or permitted pursuant to Rule 144(b)(1)(i) under the Securities Act.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     "Market Price" shall equal the lowest closing bid price per share of the Common Stock on the Principal Market on any Trading Day during the Pricing Period.

     "Payment Date" shall mean the first day of each calendar month beginning on September 11, 2011 and the Maturity Date, provided that if any such day is not a Business Day, then such Payment Date shall mean the next succeeding day which is a Business Day.

     "Principal Amount" shall refer to the sum of (i) the original principal amount of this Note, (ii) all accrued but unpaid interest hereunder, and (iii) any default payments owing under the Agreements but not previously paid or added to the Principal Amount.

     "Principal Market" shall mean Pink Sheets or such other principal market or exchange on which the Common Stock is quoted for trading.

     "Securities Act" shall mean the Securities Act of 1933, as amended.

     "Trading Day" shall mean a day on which there is trading on the Principal Market.

     "Underlying Shares" means the shares of Common Stock into which the Notes are convertible (including interest or principal payments in Common Stock as set forth herein) in accordance with the terms hereof.

     "Variable Rate Transaction" shall mean a transaction in which the Company issues or sells, or agrees to issue or sell (a) any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional shares of, Common Stock either (x) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Common Stock at any time after the initial issuance of such debt or equity securities, (y) with a fixed conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Stock (but excluding standard stock split anti-dilution provisions), or (z) under a warrant exercisable for a number of shares based upon and/or varying with the trading prices of or quotations for the Common Stock at any time after the initial issuance of such warrant, or (b) any securities of the Company pursuant to an "equity line" structure which provides for the sale, from time to time, of securities of the Company which are registered for sale or resale pursuant to the 1933 Act (which for the purpose of this definition shall include a sale of the Company's securities "off the shelf" in a registered offering, whether or not such offering is underwritten).

     The following terms and conditions shall apply to this Note:

     Section 1. Interest Payments.

     (a) Interest Payments. On each Payment Date on and after May 1, 2010, the Company shall pay to the Holder all interest accrued to date on the remaining unconverted principal balance of this Note ("Interest Amount") in accordance with this Section 1.

     (b) Cash or Common Stock. Subject to the terms hereof, the Company shall have the right to satisfy payment of the Interest Amount in full on each Payment Date either in cash or in shares of Common Stock (but not both) at the Company's option. The Company shall deliver to the Holders a written irrevocable notice in the form of Exhibit B attached hereto electing to pay such Interest Amount in full on such Payment Date in either cash or Common Stock ("Payment Election Notice"). Such Payment Election Notice shall be delivered at least ten (10) Trading Days prior to the applicable Payment Date (the date of such notice being hereinafter referred to as the "Notice Date"). If such Payment Election Notice is not delivered within the prescribed period set forth in the preceding sentence, then the payment shall be made in either cash or shares of Common Stock on the same terms hereunder at the Holder's sole option. If the Company elects or is required to pay any Interest Amount in cash on a Payment Date, then on such Payment Date the Company shall pay to the Holder an amount equal to such Interest Amount in satisfaction of such obligation. If the Company elects or is required to pay any Interest Amount in shares of Common Stock, the number of such shares to be issued for such Payment Date shall be the number determined by dividing (x) the Interest Amount, by (y) the Conversion Price as of such Payment Date. Such shares shall be issued and delivered within three (3) Trading Days following such Payment Date and shall be duly authorized, validly issued, fully paid, non-assessable and free and clear of all encumbrances, restrictions and legends. If the Holder does not receive the requisite number of shares of Common Stock in the form required above within such three Trading Day period, the Holder shall have the option of either (a) requiring the Company to issue and deliver all or a portion of such shares or (b) canceling such election (whether by the Company or Holder) to pay such Interest Amount in Common Stock (in whole or in part), in which case the Company shall immediately pay in cash the full such Interest Amount due hereunder or such portion as the Holder specifies is to be paid in cash instead of Common Stock. Except as otherwise provided in this
Section 1, all holders of Notes must be treated the same with respect to such payment of the Interest Amount in shares of Common Stock.

     (c) No Equity Conditions. Notwithstanding anything to the contrary herein, the Company shall be prohibited from exercising its right to pay the Interest Amount in shares of Common Stock (and must deliver cash in respect thereof) on the applicable Payment Date if at any time from the Notice Date until the time at which the Holders receive such shares any of the Equity Conditions fail to be satisfied, unless otherwise waived in writing by the Holder in whole or in part at the Holder's option.

     (d) Ownership/Issuance Limitations. Notwithstanding anything to the contrary herein, the Company shall be prohibited from exercising its right to pay the Interest Amount in shares of Common Stock (and must deliver cash in respect thereof) on the applicable Payment Date to the extent, and only to the extent, that such payment in shares of Common Stock would result in the Holder hereof exceeding the limitations contained in Section 3(i) below. In such event, then (i) the Company on the Payment Date shall pay such portion of the Interest Amount in shares of Common Stock as may be effected without exceeding such limitations, and (ii) the Company shall pay the balance of such Interest Amount in cash.

     Section 2. Conversion.

     (a) Conversion Right. Subject to the terms hereof and restrictions and limitations contained herein, the Holder shall have the right, at such Holder's option, at any time and from time to time to convert the outstanding Current Principal Amount under this Restated Note in whole or in part by delivering to the Company a fully executed notice of conversion in the form of conversion notice attached hereto as Exhibit A (the "Conversion Notice"), which may be transmitted by facsimile or email. Notwithstanding anything to the contrary herein, this Note and the outstanding Principal Amount hereunder shall not be convertible into Common Stock to the extent that such conversion would result in the Holder hereof exceeding the limitations contained in, or otherwise violating the provisions of, Section 2(i) below.

     (b) Common Stock Issuance upon Conversion.

     (i) Conversion  Date  Procedures.  Upon conversion of this Note pursuant to
Section 2(a) above, the outstanding Current Principal Amount of the Restated Note elected to be converted hereunder shall be converted into such number of fully paid, validly issued and non-assessable shares of Common Stock, free of any liens, claims and encumbrances and without any restrictions or legends, as is determined by dividing the amount of the Current outstanding Principal Amount of this Restated Note being converted by the then applicable Conversion Price:

For example, a $100,000 conversion amount with a Conversion Price of $0.16 would be entitled to 625,000 conversion shares ($100,000/$0.16).

Obligor shall pay holder liquidated damages in the event and to the extent that Holder Receives net sales proceeds equal to less than the principal and accrued interest due to Holder hereunder upon sale by Holder of all Common Shares received by Holder upon conversion of this amended and restated debenture number Mammoth Note Number 001. In the event that Holder does not realize net proceeds from the sale of Common Shares equal to $143,000 (sales net of all expenses), then as liquidated damages, Holder shall be entitled to the continue to submit conversion notices, until the net proceeds realized yields $143,000. Thus, for example and avoidance of doubt, in the event that Holder receives sales proceeds of $140,000 upon sale of all Common Shares received by Holder upon the full conversion hereof, then Obligor shall pay Holder liquidated damages of $3,000. The liquidated damages to be paid pursuant to the terms hereunder shall be convertible into shares of Common Stock in accordance with the of this Restated Note; provided, however, that Holder shall provide Obligor with reasonable evidence (in the form of brokerage statements or the like) to support the amount of liquidated damages that may be due.

     (ii) Delivery.  The Company will deliver to the Holder not later than three
(3) Trading Days after the Conversion Date, shares (which certificate(s) shall be free of restrictive legends and trading restrictions) representing the number of shares of Common Stock being acquired upon the conversion of this Note via Deposits and Withdrawal at Custodian (DWAC). If in the case of any conversion hereunder, such shares are not delivered to the Holder by the thrid Trading Day after the Conversion Date, the Holder shall be entitled by written notice to the Company at any time on or before its receipt of such shares, to rescind such conversion, in which event the Company shall immediately return this Note tendered for conversion. If the Company fails to deliver to the Holder such shares pursuant to this Section 2 of this Agreement (free of any restrictions on transfer or legends) in accordance herewith, prior to the fifth Trading Day after the Conversion Date, the Company shall pay to the Holder as liquidated damages, in cash, an amount equal to 2% of the Principal Amount per month until the free trading shares are delivered.

     (iii) Surrender of Note Not Required. The date of any Conversion Notice hereunder and any Payment Date shall be referred to herein as the "Conversion Date". If the Holder is converting less than all of the outstanding Principal Amount hereunder pursuant to a Conversion Notice, the Company shall promptly deliver to the Holder (but no later than five Trading Days after the Conversion
Date) a Note for such outstanding Principal Amount as has not been converted if this Note has been surrendered to the Company for partial conversion. The Holder shall not be required to physically surrender this Note to the Company upon any conversion hereunder unless the full outstanding Principal Amount represented by this Note is being converted or repaid. The Holder and the Company shall maintain records showing the outstanding Principal Amount so converted and repaid and the dates of such conversions or repayments or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon each such conversion or repayment.

     (c) Conversion Price Adjustments.

     (i) Stock Dividends, Splits and Combinations. If the Company or any of its subsidiaries, at any time while the Notes are outstanding (A) shall pay a stock dividend or otherwise make a distribution or distributions on any equity securities (including instruments or securities convertible into or exchangeable for such equity securities) in shares of Common Stock, (B) subdivide outstanding Common Stock into a larger number of shares, or (C) combine outstanding Common Stock into a smaller number of shares, then each Affected Conversion Price (as defined below) shall be multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding before such event and the denominator of which shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section 3(c)(i) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

     As used herein, the Affected Conversion Prices (each an "Affected Conversion Price") shall refer to: (i) the Conversion Price, and (ii) each reported lowest closing bid price occurring on any Trading Day included in the period used for determining the Conversion Price, which Trading Day occurred before the record date in the case of events referred to in clause (A) of this subparagraph 3(c)(i) and before the effective date in the case of the events referred to in clauses (B) and (C) of this subparagraph 3(c)(i).

     (ii) Distributions. If the Company or any of its subsidiaries, at any time while the Notes are outstanding, shall distribute to all holders of Common Stock evidences of its indebtedness or assets or cash or rights or warrants to subscribe for or purchase any security of the Company or any of its subsidiaries (excluding those referred to in Section 3(c)(i) above), then concurrently with such distributions to holders of Common Stock, the Company shall distribute to holders of the Notes the amount of such indebtedness, assets, cash or rights or warrants which the holders of Notes would have received had all their Notes been converted into Common Stock at the Conversion Price immediately prior to the record date for such distribution.

     (iii) Rounding of  Adjustments.  All  calculations  under this Section 3 or
Section 1 shall be made to 4 decimal places for dollar amounts or the nearest 1/100th of a share, as the case may be.

     (iv) Notice of Adjustments. Whenever any Affected Conversion Price is adjusted pursuant to Section 3(c)(i), (ii) or (iii) above, the Company shall promptly deliver to each holder of the Notes, a notice setting forth the Affected Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment, provided that any failure to so provide such notice shall not affect the automatic adjustment hereunder.

     (v)  Change in  Control  Transactions.  In case of any  Change  in  Control
Transaction, the Holder shall have the right thereafter to, at its option, convert this Note, in whole or in part, at the Conversion Price into the shares of stock and other securities, cash and/or property receivable upon or deemed to be held by holders of Common Stock following such Change in Control Transaction, and the Holder shall be entitled upon such event to receive such amount of securities, cash or property as the shares of the Common Stock of the Company into which this Note could have been converted immediately prior to such Change in Control Transaction would have been entitled if such conversion were permitted, subject to such further applicable adjustments set forth in this
Section 3. The terms of any such Change in Control Transaction shall include such terms so as to continue to give to the Holders the right to receive the amount of securities, cash and/or property upon any conversion or redemption following such Change in Control Transaction to which a holder of the number of shares of Common Stock deliverable upon such conversion would have been entitled in such Change in Control Transaction, and interest payable hereunder shall be in cash or such new securities and/or property, at the Holder's option. This provision shall similarly apply to successive reclassifications, consolidations, mergers, sales, transfers or share exchanges.

     (vi) Notice of Certain Events. If:

                        A. the Company shall declare a dividend (or any other distribution) on its Common Stock; or

                        B. the Company shall declare a special nonrecurring cash dividend on or a redemption of its Common Stock; or

                        C. the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; or

                        D. the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock of the Company, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share of exchange whereby the Common Stock is converted into other securities, cash or property; or

                        E. the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company;

then the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Note, and shall cause to be mailed to the Holder at its last address as it shall appear upon the books of the Company, on or prior to the date notice to the Company's stockholders generally is given, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange.

     (d) Reservation and Issuance of Underlying Securities. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued Common Stock solely for the purpose of issuance upon conversion of this Note (including repayments in stock), free from preemptive rights or any other actual contingent purchase rights of persons other than the holders of the Notes, not less than such number of shares of Common Stock as shall (subject to any additional requirements of the Company as to reservation of such shares set forth in the Exchange Agreement) be issuable (taking into account the adjustments under this Section 3 but without regard to any ownership limitations contained herein) upon the conversion of this Note hereunder in Common Stock (including repayments in stock). The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid, nonassessable and freely tradeable.

     (e) No Fractions. Upon a conversion hereunder the Company shall not be required to issue stock certificates representing fractions of shares of Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the closing price of a share of Common Stock at such time. If the Company elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock, rounded to the nearest whole share of common stock.

     (f) Charges, Taxes and Expenses. Issuance of certificates for shares of Common Stock upon the conversion of this Note (including repayment in stock) shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event certificates for shares of Common Stock are to be issued in a name other than the name of the Holder, this Note when surrendered for conversion shall be accompanied by an assignment form; and provided further, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any such transfer.

     (g) Cancellation. After all of the Principal Amount (including accrued but unpaid interest and default payments at any time owed on this Note) have been paid in full or converted into Common Stock, this Note shall automatically be deemed canceled and the Holder shall promptly surrender the Note to the Company at the Company's principal executive offices.

     (h) Notices Procedures. Any and all notices or other communications or deliveries to be provided by the Holder hereunder, including, without limitation, any Conversion Notice, shall be in writing and delivered personally, by facsimile, by email, or by a nationally recognized overnight courier service to the Company at the facsimile telephone number or address of the principal place of business of the Company as set forth in the Exchange Agreement. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, or by a nationally recognized overnight courier service addressed to the Holder at the facsimile telephone number or address of the Holder appearing on the books of the Company, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed delivered (i) upon receipt, when delivered personally, (ii) when sent by facsimile or email, upon receipt if received on a

Business Day prior to 5:00 p.m. (Eastern Time), or on the first Business Day following such receipt if received on a Business Day after 5:00 p.m. (Eastern
Time) or (iii) upon receipt, when deposited with a nationally recognized overnight courier service.

     (i) Conversion Limitation. Notwithstanding anything to the contrary contained herein, the number of shares of Common Stock that may be acquired by the Holder upon conversion pursuant to the terms hereof shall not exceed a number that, when added to the total number of shares of Common Stock deemed beneficially owned by such Holder (other than by virtue of the ownership of securities or rights to acquire securities (including the Notes) that have limitations on the Holder's right to convert, exercise or purchase similar to the limitation set forth herein), together with all shares of Common Stock deemed beneficially owned at such time (other than by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) by the holder's "affiliates" at such time (as defined in Rule 144 of the Act) ("Aggregation Parties") that would be aggregated for purposes of determining whether a group under Section 13(d) of the Securities Exchange Act of 1934 as amended, exists, would exceed 4.9% of the total issued and outstanding shares of the Common Stock (the "Restricted Ownership Percentage"). The Holder shall have the right at any time and from time to time to reduce its Restricted Ownership Percentage immediately upon notice to the Company and at any time and from time to time, to increase its Restricted Ownership Percentage immediately in the event of the announcement as pending or planned, of a Change in Control Transaction. Conversions shall also be limited as follows.

     Section 3. Defaults and Remedies.

     (a) Events of Default. An "Event of Default" is: (i) a default in payment of any amount due hereunder which default continues for more than 5 business days after the due date thereof; (ii) a default in the timely issuance of Underlying Shares upon and in accordance with terms hereof, which default continues for five Business Days after the Company has received written notice informing the Company that it has failed to issue shares or deliver stock certificates within the fifth day following the Conversion Date; (iii) failure by the Company for fifteen (15) days after written notice has been received by the Company to comply with any material provision of any of the Notes or the Exchange Agreement (including without limitation the failure to issue the requisite number of shares of Common Stock upon conversion hereof and the failure to redeem Notes upon the Holder's request following a Change in Control Transaction pursuant to Section 3(c)(v); (iv) a material breach by the Company of its representations or warranties in the Exchange Agreement,; (v) any default after any cure period under, or acceleration prior to maturity of, any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company for in excess of $100,000 or for money borrowed the repayment of which is guaranteed by the Company for in excess of $100,000, whether such indebtedness or guarantee now exists or shall be created hereafter; or (vi) if the Company is subject to any Bankruptcy Event.

     (b) Remedies. If an Event of Default occurs and is continuing with respect to any of the Notes, the Holder may declare all of the then outstanding Principal Amount of this Note and all other Notes held by the Holder, including any interest due thereon, to be due and payable immediately, except that in the case of an Event of Default arising from events described in clauses (v) and

(vi) of Section 4(a), this Note shall become due and payable without further action or notice. In the event of such acceleration, the amount due and owing to the Holder shall be the greater of (1) 100% of the outstanding Principal Amount of the Notes held by the Holder (plus all accrued and unpaid interest, if any) and (2) the product of (A) the highest closing price for the five (5) Trading days immediately preceding the Holder's acceleration and (B) the Conversion Ratio. In either case the Company shall pay interest on such amount in cash at the Default Rate to the Holder if such amount is not paid within 7 days of Holder's request. The remedies under this Note shall be cumulative.

     Section 4. General.

     (a) Payment of Expenses. The Company agrees to pay all reasonable charges and expenses, including attorneys' fees and expenses, which may be incurred by the Holder in successfully enforcing this Note and/or collecting any amount due under this Note.

     (b) Savings Clause. In case any provision of this Note is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Note will not in any way be affected or impaired thereby. In no event shall the amount of interest paid hereunder exceed the maximum rate of interest on the unpaid principal balance hereof allowable by applicable law. If any sum is collected in excess of the applicable maximum rate, the excess collected shall be applied to reduce the principal debt. If the interest actually collected hereunder is still in excess of the applicable maximum rate, the interest rate shall be reduced so as not to exceed the maximum allowable under law.

     (c) Amendment. Neither this Note nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and the Holder.

     (d) Assignment, Etc. The Holder may assign or transfer this Note The Holder shall notify the Company of any such assignment or transfer promptly. This Note shall be binding upon the Company and its successors and shall inure to the benefit of the Holder and its successors and permitted assigns.

     (e) No Waiver. No failure on the part of the Holder to exercise, and no delay in exercising any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Holder of any right, remedy or power hereunder preclude any other or future exercise of any other right, remedy or power. Each and every right, remedy or power hereby granted to the Holder or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Holder from time to time.

     (f) Governing Law; Jurisdiction.

     (i) Governing Law. THIS NOTE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF ILLINOIS WITHOUT REGARD TO ANY CONFLICTS OF LAWS PROVISIONS THEREOF THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.

     (ii) Jurisdiction. This Note shall be deemed to have been executed in Lake County, Illinois, the State and County where Holder executes this Note and, and the Company and Frederick Pucillo, Jr. expressly agrees and consent that the Lake County Circuit Court shall have sole jurisdiction of any action pertaining to this note.

     The Company agrees that the service of process upon it mailed by certified or registered mail (and service so made shall be deemed complete three days after the same has been posted as aforesaid) or by personal service shall be deemed in every respect effective service of process upon it in any such suit or proceeding. Nothing herein shall affect Holder's right to serve process in any other manner permitted by law. The Company agrees that a final non-appealable judgement in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

     (III) NO JURY TRIAL. THE COMPANY HERETO KNOWINGLY AND VOLUNTARILY WAIVES ANY AND ALL RIGHTS IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS NOTE.

     (g) Replacement Notes. This Note may be exchanged by Holder at any time and from time to time for a Note or Notes with different denominations representing an equal aggregate outstanding Principal Amount, as reasonably requested by Holder, upon surrendering the same. No service charge will be made for such registration or exchange. In the event that Holder notifies the Company that this Note has been lost, stolen or destroyed, a replacement Note identical in all respects to the original Note (except for registration number and Principal Amount, if different than that shown on the original Note), shall be issued to the Holder, provided that the Holder executes and delivers to the Company an agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with the Note.

     (h) Waiver. The Company hereby waives any and all demands of any nature whatsoever, any and all notices of any nature whatsoever, dishonor, presentment of any kind whatsoever, and protest of or in connection with the Note or any Indebtedness.

     (i) Limitation on Conversions by Others. The Company agrees that it will not convert any security into shares of Common Stock of the Company pursuant to any request by the Former Holder, or any assigns or transferees thereof (persons or entities receiving an interest in a convertible security from the Former Holder), after the date of this Note, while a balance remains due and owing under this Note.

     IN WITNESS WHEREOF, the Company has caused this Note to be duly executed on the day and in the year first above written.

                            [Signature page follows]

The Company:

SUNGRO MINERALS, INC.



By: /s/
   ---------------------------------
Name: Frederick Pucillo, Jr.
Title:  CEO



The Holder:

MAMMOTH CORPORATION


By: /s/
    --------------------------------
Name: Brad Hare
Title:  President


                           Limited Personal Guarantee.
                           ---------------------------

The  undersigned,  Frederick  Pucillo,  Jr.  ,  ("Limited  Guarantor")  will  be personally liable to Mammoth Corporation for damages suffered by Mammoth Corporation only in the event that the Obligor does not issue shares pursuant to a Conversion Notice issued pursuant to the Restated Note described herein. The guaranty hereunder shall be unconditional and absolute and the undersigned waive all rights of subrogation and set-off until all sums under this guaranty are fully paid. The undersigned further waive all suretyship defenses or defenses in the nature thereof, generally. This guaranty shall be binding upon and inure to the benefit of the parties, their successors, assigns and personal representatives.


The Limited Guarantor:


By:  /s/
    ---------------------------------
Name: Frederick Pucillo, Jr.

                                    EXHIBIT A
                                    ---------

                              NOTICE OF CONVERSION
                              --------------------


        (To be executed by the Holder in order to convert the Debenture)



TO:        SUNGRO MINERALS, INC.

RE:        SUGO MAMMOTH NOTE NUMBER 0002

     The undersigned hereby irrevocably elects to convert a portion of the of the principal amount of the above Debenture into Shares of Common Stock of Sungro Minerals, Inc., according to the conditions stated therein, as of the Conversion Date written below. Please note that should the Conversion Price in effect for this conversion be less than the Par Value ($0.001) of the Company's Common Stock, the principal reduction resulting from this conversion will be less than the dollar amount of the conversion as set forth below.

Conversion Date:
Amount to be converted:       $

Conversion Price per share:   $

Number of shares of Common
Stock to be issued:

Amount of Principal Reduced:  $

Amount of Debenture
unconverted:                  $

Please issue the shares of
Common Stock in the
following name and to the     Mammoth Corporation
following address:            DELIVERY INSTRUTCTIONS:

Issue to:                     Mammoth Corporation

Name:                         Brad Hare

Authorized Signature:

Title:                        President

Phone Number:                 (888) 434-0001

Broker DTC Participant Code:

Account Number:

                         BALLOON PAYMENT PROMISSORY NOTE



$169,030.04                                              Date: November 18, 2010

For value received, the undersigned, Sungro Minerals, Inc. (`Borrower") with a mailing address of 111 Airport Rd. -- Unit 5, Warwick, RI 02889, promises to pay to the order of Robert Hainey ("Lender") of 66 Morse Ave., Warwick, RI (or at such other place as the Lender may designate in writing) the sum of $169,030.04 with interest from November I8, 2010 on the unpaid principal at the rate of 15.00% per annum.

The unpaid principal and any residual interest shall be payable on or before November 18, 2011 (the "Due Date"), at which time the unpaid principal and interest shall be due in full.

All payments on this Note shall be applied first in payment of accrued interest and any remainder in payment of principal.

If payment is not received within 15 days of said due date then a late payment penalty of 3% of the payment amount shall be due along with the past due payment.

If any installment is not paid when due, the remaining unpaid principal balance and accrued interest shall become due immediately at the option of the Lender.

The Borrower reserves the right to prepay this Note, in whole or in part, prior to the Due Date, however, if this Note is repaid in whole or in part prior to its maturity date, then all unpaid interest due through the maturity date shall be due and payable as part of the repayment.

If any payment obligation under this Note is not paid when due, the Borrower promises to pay all cost of collection, including reasonable attorney fees, whether or not a lawsuit is commenced as part of the collection process.

If any of the following events of default occur, this Note and any other obligations of the Borrower to the Lender shall become due immediately, without demand or notice:

1) Failure of Sungro Minerals, Inc. to pay the principal and any accrued interest in full on or before the Due Date;
2) Filing of bankruptcy proceedings involving Sungro Minerals, Inc. as a Debtor;
3) The making of a general assignment for the benefit of the creditors of Sungro Minerals, Inc.;
4) Misrepresentation by Sungro Minerals, Inc. to the Lender for the purpose of obtaining or extending credit.

If any one or more of the provisions of this Note are determined to be unenforceable, in whole or in part, for any reason, the remaining provisions shall remain fully operative.

All payments of principal and interest on this Note shall be paid in the legal currency of the United States. The Borrower waives presentment for payment, protest, and notice of protest and nonpayment of this Note.

  No renewal or extension of this Note, delay in enforcing any right of the Lender under this Note, or assignment by Lender of this Note shall affect the liability or the obligations of the Borrower. All rights of the Lender under this Note are cumulative and may be exercised concurrently or consecutively at the Lender's option.

  This Note shall be construed in accordance with the laws of the State of StateRhode Island.

  Signed this 18th day of November, 2010.

  Borrower:
  /s/
  Erwin Vahlsing, Jr., CFO Sungro Minerals, Inc.